 Untitled Document

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant's name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F |_|                                 Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|                                  No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|                                  No |X|

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes |_|                                  No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

February 7, 2003

To:	Quebec Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Government of Newfoundland & Labrador
Northwest Territories Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, P.E.I.
Saskatchewan Securities Commission
Yukon Securities Commission
Toronto Stock Exchange

Dear Sir or Madam:

Subject: Canadian National Railway Company

             We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Record Date: 2. Meeting Date: 3. Place of Meeting: 4. Meeting Type: 5. Security Description of Voting Issue: 6. CUSIP Number:	March 7, 2003 April 15, 2003 Montreal, Quebec Annual Common Shares 136375102

             Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Yours truly,

(s) Sean Finn Sean Finn Senior Vice-President, Chief Legal Officer and Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 10, 2003	By:	/s/ Sean Finn Name: Sean Finn Title: Senior Vice-President, Chief Legal Officer and Corporate Secretary